Exhibit 99.1

Aurinia Announces Public Offering of Common Shares

VICTORIA, British Columbia--(BUSINESS WIRE)--March 13, 2017--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH) (TSX:AUP) (“Aurinia” or the “Company”), a clinical stage biopharmaceutical company focused on the global immunology market, today announced that it has commenced a registered underwritten public offering of its common shares (the “Offering”).

Leerink Partners LLC and Cantor Fitzgerald & Co. (collectively, the “Underwriters”) are acting as joint book-running managers for the Offering. The Company will grant the Underwriters an option exercisable, in whole or in part, in the sole discretion of the Underwriters, to purchase additional shares, for a period of up to 30 days.

The offering is subject to market conditions, as well as NASDAQ and TSX approvals, and there can be no assurance as to whether or when the offering may be completed, or the actual size or terms of the offering. For the purposes of the TSX approval, the Company intends to rely on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible inter-listed issuers on a recognized exchange, such as NASDAQ. The Company intends to use the net proceeds of the Offering for research and development activities, including Phase 3 clinical trial activities for lupus nephritis, and working capital purposes.

The Offering is being made pursuant to a U.S. registration statement on Form F-10, declared effective by the United States Securities and Exchange Commission (the “SEC”) on November 5, 2015 (the “Registration Statement”), and the Company’s existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated October 16, 2015. The prospectus supplements relating to the Offering (together with the Base Shelf Prospectus and the Registration Statement, the “Offering Documents”) will be filed with the securities commissions in the provinces of British Columbia, Alberta and Ontario in Canada, and with the SEC in the United States. The Offering Documents will contain important detailed information about the securities being offered. Before you invest, you should read the Offering Documents and the other documents the Company has filed for more complete information about the Company and the Offering. Copies of the Offering Documents will be available for free by visiting the Company’s profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or the SEC’s website at www.sec.gov, as applicable. Alternatively, copies of the prospectus supplement will be available upon request by contacting Leerink Partners LLC; Attention: Syndicate Department; One Federal Street; 37th Floor; Boston, MA, 02110, or by phone at 1-800-808-7525, ext. 6142, or by email at syndicate@leerink.com or Cantor Fitzgerald & Co., Attn: Capital Markets, 499 Park Ave., 5th Floor, New York, New York 10022, or by telephone at 212-829-7122, or by e-mail at prospectus@cantor.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

ABOUT AURINIA
Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The Company is currently developing voclosporin, an investigational drug, for the treatment of lupus nephritis (LN). The Company is headquartered in Victoria, British Columbia and focuses its development efforts globally.

CONTACT:
Aurinia Pharmaceuticals Inc.
Investors:
Celia Economides
Head of IR & Communications
ceconomides@auriniapharma.com
or
Media:
Christopher Hippolyte, 917-826-2664
Christopher.hippolyte@inventivhealth.com